JWC ACQUISITION CORP.
November 16, 2010
VIA EDGAR AND
VIA FACSIMILE
Jay Williamson
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:	JWC Acquisition Corp. Form S-1 Registration Statement File No. 333-168798 (the “Registration Statement”)
Dear Mr. Williamson:
JWC Acquisition Corp. hereby requests that the effective date of the Registration Statement be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 2:00 p.m. (Eastern time) on Wednesday, November 17, 2010, or as soon thereafter as possible.
Please note that we acknowledge the following:
• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

JWC ACQUISITION CORP.

By:	/s/ Adam L. Suttin
Name: Adam L. Suttin
Title: President